
TRILOGY
ENERGY TRUST


06013555

41 ... , ALBERTA, T2P 3N9
... HONE: (403) 290-2900 FAX: (403) 263-8915

May 11 2006


SEC MAIL PROCESSING
RECEIVED
MAY 1 8 2006
WASH. D.C.
209
SECTION

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. 2006 First Quarter Report
2. MD&A
3. Form 52-109F2 – Certification of Interim Filings – CEO
4. Form 52-109F2 – Certification of Interim Filings – CFO
5. Report on Voting Results

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
MAY 2 3 2006
THOMSON
FINANCIAL

Gail L. Yester
Assistant Corporate Secretary

dw 5/19

GLY/kp
Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

File No. 82-34876



TRILOGY
ENERGY TRUST
2006 FIRST QUARTER REPORT
U.S.C.S.
GRAPHIC
DEPTH
Black Sandstone, moderately hard, moderately strong, highly weathered *(continued)*



Trilogy Energy Trust (TET.UN) is a Canadian energy trust with producing oil and natural gas assets in the Kaybob, Grande Prairie and Marten Creek areas of Alberta. The Trust assets are generally high working interest, produced from multiple zones and have lower production declines. As well, there exists a large portfolio of development drilling opportunities in areas that have extensive gas gathering systems and processing facilities. The Trust will endeavor to operate the wells and producing infrastructure, thereby controlling two variables that affect the cash flow and revenues of the Trust.

The Trust has implemented a strategy that we believe will provide Unitholders with a stable monthly cash distribution by maintaining the Trilogy assets at a level that provides for stable production, and expanding the business of the Trust through the development of opportunities that will provide long-term stable cash flows.

Trilogy has the technical expertise required to manage and exploit the land and reserves in the Kaybob, Grande Prairie and Marten Creek areas. The field operations continue to operate effectively and efficiently in order to maintain the production level of the Trust assets. The Trust will continue to exploit the large developed and undeveloped land base in its core areas thus making it less reliant on the acquisition market to maintain production. However, Trilogy evaluates acquisition opportunities that it feels might be a strategic fit and accretive to Unitholder value.

Financial and Operating Highlights

(thousands of dollars except per unit amounts and where stated otherwise)	Three Months ended March 31, 2006	Dec. 31, 2005	Change %
FINANCIAL			
Petroleum and natural gas sales	**125,739**	159,932	(21)
Funds flow [1]			
From operations	**64,320**	82,098	(22)
Per unit - basic [2]	**0.75**	1.04	(28)
- diluted [2]	**0.75**	1.04	(28)
Earnings			
Earnings before certain items [5]	**27,694**	53,724	(48)
Net earnings	**58,124**	87,675	(34)
Per unit - basic [2]	**0.68**	1.11	(39)
- diluted [2]	**0.68**	1.11	(39)
Distributions declared	**65,476**	107,674	(39)
Per unit	**0.75**	1.30	(42)
Capital expenditures			
Exploration and development	**75,527**	45,331	67
Acquisitions, dispositions and other [6]	**130,530**	6,491	1,911
Net capital expenditures	**206,057**	51,822	298
Total assets	**957,422**	777,793	23
Net debt [3]	**235,511**	183,677	28
Unitholders' equity	**579,279**	462,365	25
Trust Units outstanding (thousands)			
- As at March 31, 2006 and May 9, 2006 (December 31, 2005)	**91,633**	85,133	8
OPERATING			
Production			
Natural gas (MMcf/d)	**118**	116	2
Crude oil and liquids (Bbl/d)	**4,990**	4,826	3
Total production (Boe/d @ 6:1)	**24,605**	24,109	2
Average prices			
Natural gas (pre-financial instruments) ($/Mcf)	**9.18**	12.05	(24)
Natural gas ($/Mcf)[4]	**9.12**	10.97	(17)
Crude oil and liquids (pre-financial instruments) ($/Bbl)	**63.38**	71.38	(11)
Crude oil and liquids ($/Bbl)[4]	**63.76**	69.20	(8)
Drilling activity (gross)			
Gas	**37**	18	106
Oil	**—**	3	—
D&A	**3**	—	—
Total wells	**40**	21	90
Success rate	**93%**	100%	—

(1) Funds flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items and certain exploration costs. The Trust considers funds flow from operations a key measure as it demonstrates the Trust's ability to *generate cash necessary to fund future growth through capital investment and to repay debt. Funds flow should not be* considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP.

(2) Per unit amounts were calculated for the quarters ended March 31, 2006 and December 31, 2005 using the weighted average number of units outstanding.

(3) Net debt is equal to long-term debt plus/minus working capital.

(4) Excludes non-cash gains and losses on financial instruments.

(5) After excluding the impact of: unrealized gain (loss) on financial instruments and unit-based compensation arising since April 1, 2005.

(6) Includes the acquisition of Redsky Energy Ltd's petroleum and natural gas properties effective March 31, 2006.



Review of Operations

Trilogy Energy Trust ("Trilogy" or "the Trust") has successfully completed its first full year of operations following the spin out from Paramount Resources Ltd. on April 1, 2005. The first quarter of 2006 was very active as we continued to develop the asset base that forms Trilogy's sustainable trust model.

First quarter production for the Trust assets averaged 24,605 Boe/d; 117.7 MMcf/d of natural gas and 4,990 Bbl/d of oil and natural gas liquids. This is up 496 Boe/d from the volumes that were reported for the fourth quarter of 2005. The Trust drilled a total of 40 (33.5 net) wells in the first quarter of 2006 as compared to 33 (28.4 net) wells that were drilled in the same period in 2005. Our average working interest in these new wells was 83.7 percent. In light of the high level of activity in the industry and the resulting shortage of equipment and services, Trilogy has adopted its capital program to maximize the equipment that is available by drilling high working interest prospects. As a result of our successful drilling program, there is currently 12 MMcf/d (2,000 Boe/d) from new gas wells that have been completed and are waiting on pipeline construction and/or facility upgrades that are required to be completed in order to accommodate these increased volumes. We are currently evaluating all our opportunities so that we can get this gas on production prior to the end of the second quarter. Our success will be dependent on our ability to navigate through the obstacles created by weather, regulatory approvals and facility restrictions.

Maintaining the appropriate level of drilling and completion activity to meet our production and reserve targets requires a significant amount of planning. This planning is crucial when activities are targeted to take place in areas that have access restricted to the winter months. Some of the challenges that we faced through 2005 continued into the first quarter of 2006; drilling and completion service companies were busy and the cost of services continued to escalate. In spite of these challenges Trilogy was successful in accomplishing our corporate goals for the quarter.



Current Natural Gas Production
(MMcf/d)
140
120
100
80
60
40
20
0
130
Q2 05
Q3 05
Q4 05
Q1 06
Q2E 06
Current Oil & NGL Production
(Bbls/d)
6000
5000
4000
3000
2000
1000
0
5,333
Q2 05
Q3 05
Q4 05
Q1 06
Q2E 06
Current Production
(Boe/d)
30
25
20
15
10
5
0
27,000
Q2 05
Q3 05
Q4 05
Q1 06
Q2E 06
REDSKY PRODUCTION ADDITION

The 2006 capital program is weighted towards the first quarter activity; in total we spent $69.7 million on drilling, completions and facilities plus an additional $5.9 million acquiring land. These capital expenditures represent approximately 58 percent of our $120 million 2006 capital budget (excluding land) to maintain production and replace produced reserves. The balance of the capital budget will be spent throughout the year as we execute the remainder of the budget and respond to joint-venture opportunities.

Operating costs for the quarter have increased to $9.00/Boe which is up from the $7.55/Boe reported for the fourth quarter of 2005. We anticipate operating costs per unit of production to decrease in the following quarter as new production comes on stream and winter related activity decreases. Additionally, costs have been increasing over the past year due to the increased demand for services. This inflationary pressure plus the added cost of fuel gas has caused per unit operating costs to increase over prior years.

Redsky Acquisition

In the first quarter Trilogy announced the acquisition of Redsky Energy Ltd. ("Redsky"), a private oil and gas company. Redsky had an average first quarter production of 2,155 Boe/d, 10.5 MMcf/d of natural gas and 397 Bbl/d of oil and natural gas liquids. Trilogy issued 6.5 million Trust units to the Redsky shareholders in consideration for all of the issued and outstanding shares of the company. This is equivalent to approximately $123.7 million, based on the weighted average price of the units issued before transaction costs, or $57,399/Boe/d of production for the first quarter. On a reserve basis this equates to $21.38/Boe of proved plus probable reserves using the December 31, 2005 independent reserve report. The Redsky producing assets are a mix of conventional, shallow oil and gas properties and deep, tight gas reserves that are similar to the assets that Trilogy is currently exploiting. The Redsky undeveloped land base will also provide a number of drilling opportunities that will be exploited by Trilogy in the future. The Redsky capital program for the first quarter included approximately $9 million to drill, complete and evaluate four farm-in wells. These wells added approximately 654 MBoe of proved plus probable reserves based on Trilogy's internal evaluation. Of the wells drilled in the first quarter there is approximately 400 Boe/d that is behind pipe that will require additional facility upgrades prior to being placed on production plus an additional 400 Boe/d that is expected to be tied in next winter. There are four additional wells that Redsky had committed to drill, which will be drilled by Trilogy during the remainder of 2006. We anticipate spending an additional $10 million on these assets prior to the end of the year.

The map illustrates the location of the properties acquired in the Redsky transaction relative to the Trilogy properties. Trilogy will continue to focus its efforts on similar play types in the corridor between Redsky's Grande Prairie area assets and Trilogy's Kaybob assets as the play type and reservoir characteristics are similar and can be exploited with the same strategy.


Redsky
Worsley
Progress
Marten
Creek
Valhalla
Sinclair
Kaybob
Kakwa

Kaybob

The majority of the first quarter drilling program was focused on exploiting the resource potential of the tight gas sands in the Kaybob area. The drilling program was very successful as we cased all 26 (19.5 net) wells that were drilled in the area. Most of the wells were targeting the Gething and Montney sands as the primary zone; however as we anticipated, the uphole zones provided additional completion opportunities and reserves. There are a number of tie-in and facility projects that should be completed in the second quarter when road bans are removed.

Marten Creek

Marten Creek is a core, shallow gas producing property that is only accessible in the winter months. This quarter Trilogy drilled 14 (14 net) wells in this area, targeting a combination of low-risk infill targets and exploratory prospects. The two exploratory wells that were drilled to the north of the Marten Creek property were not successful and were subsequently abandoned. Of the remaining wells drilled in this area, only one was abandoned and the balance were completed and evaluated for tie in potential. The success of this year's drilling program will allow us to maintain 20 MMcf/d of natural gas production through the summer months. We plan to continue with the development of the shallow gas reservoirs in the Viking, Clearwater and Wabiskaw zones by drilling new wells and re-completing additional zones in the existing well bores in the upcoming winter season.

Risk Management

In order to reduce the effects of changing commodity prices throughout the year, Trilogy has the following outstanding financial instruments as at May 9, 2006:

	Quantity	Price	Term
Natural Gas - Sales			
AECO Fixed Price	30,000 GJ/d	$ 9.79/GJ	Apr 06 - Oct 06
AECO Collar	20,000 GJ/d	$ 9.00-$12.50/GJ	Apr 06 - Oct 06
NYMEX Fixed Price	30,000 MMBtu/d	$ 10.56/MMBtu US	Nov 06 - Mar 07
Natural Gas - Purchases			
AECO	20,000 GJ/d	$ 5.99/GJ	Jun 06 - Oct 06
Crude Oil - Sales			
WTI Fixed Price	4,000 Bbl/d	$ 66.94/Bbl US	Apr 06 - Dec 06

The forecasted lower commodity prices for the second and third quarter will be offset by the higher prices realized in the first quarter and the higher prices forecasted for the fourth quarter. Trilogy maintains a strong balance sheet that affords us the ability to manage our capital and distribution programs.

Outlook

The winter of 2005/2006 was one of the warmest on record which reduced natural gas demand in North America. This reduced natural gas demand has resulted in very high gas storage levels and downward pressure on natural gas pricing. During the first quarter of 2006, the realized natural gas price decreased 24 percent and prices are not anticipated to return to previous levels until at least November of 2006. In light of this reduced gas price enviroment, Trilogy's current pay-out ratio may be unsustainable and will be reviewed by the Board of Directors at its next meeting

We expect that our average daily production for the balance of the year, including the Redsky assets, will be approximately 27,000 Boe/d and the large prospect inventory of Trilogy and Redsky will provide for the replacement of production declines and produced reserves. Successful production replacement, prudent asset management, strong commodity prices and continued control of operations will help support our distribution. Acquisitions will continue to be evaluated for their strategic fit with Trilogy's business model and will be pursued when they are accretive to Unitholders. We are confident in our strategy, our high quality assets and the proven expertise of our employees; Trilogy will continue to be a rewarding investment for our Unitholders.

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") provides the details of the financial condition and results of operations of Trilogy Energy Trust ("Trilogy" or the "Trust") as at and for the three months ended March 31, 2006, and should be read in conjunction with the Trust's interim consolidated financial statements as at and for the three months ended March 31, 2006, and the consolidated financial statements as at and for the nine months ended December 31, 2005. The consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A includes the historical information on financial condition and results of operations on a carve-out basis from Paramount Resources Ltd. ("Paramount") as if the Trust had operated as a stand-alone entity subject to Paramount's control prior to April 1, 2005. Commencing April 1, 2005, Trilogy holds the Trust Assets, with the earnings from April 1, 2005 being retained until distributed by the Trust. The historical information pertaining to the periods prior to April 1, 2005 may not necessarily be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity for such periods.

Readers are also cautioned of the advisories on forward-looking statements, estimates, non-GAAP measures and numerical references which can be found towards the end of this MD&A. This MD&A is dated, and was prepared using currently available information as of, May 9, 2006.

FORMATION AND STRUCTURE OF TRILOGY

Pursuant to the plan of arrangement involving Paramount and its shareholders and optionholders as described in the Information Circular of Paramount dated February 28, 2005 (the "Plan of Arrangement"), the Trust acquired certain properties from Paramount effective April 1, 2005. These assets (the "Trust Assets") are located in the Kaybob and Marten Creek areas of Alberta. Through the Plan of Arrangement, shareholders of Paramount received in exchange for each of their common shares, one new common share of Paramount and one unit of the Trust ("Trust Unit"). At closing, shareholders of Paramount owned 81 percent of the issued and outstanding Trust Units with the remaining 19 percent (16.4 percent at March 31, 2006) of the issued and outstanding Trust Units being held by Paramount.

Trilogy, through a wholly-owned holding trust (Trilogy Holding Trust or the "Holding Trust"), indirectly owns the Trust Assets through an operating limited partnership (Trilogy Energy LP or the "Limited Partnership"). Another wholly-owned subsidiary of the Trust, Trilogy Energy Ltd., acts as the general partner (the "General Partner") of the Limited Partnership and as administrator to Trilogy and the Holding Trust. As discussed below, Trilogy acquired Redsky Energy Ltd. ("Redsky") on March 31, 2006.

CURRENT QUARTER HIGHLIGHTS

- Trilogy completed the acquisition of all the outstanding shares of Redsky on March 31, 2006 for consideration of $124.4 million and therefore no revenues and expenses are included in Trilogy's results for the first quarter 2006. This acquisition is expected to increase average production levels to 27,000 Boe/d for the remaining period of 2006.
- Total production for the first quarter of 2006 averaged 24,605 Boe/d, a two percent increase over average production for the fourth quarter of 2005 of 24,109 Boe/d.
- The unfavorable change in gas prices decreased funds flow from operations to $64.3 million for the first quarter of 2006 compared to $82.1 million for the fourth quarter of 2005, a change of 22 percent.
- Capital expenditures totaled $75.6 million for the first quarter of 2006 and 40 gross wells were drilled.
- Distributions declared to unitholders for the first quarter of 2006 amounted to $65.5 million.

RESULTS OF OPERATIONS

FIRST QUARTER 2006 VS. FIRST QUARTER 2005

(thousands of dollars except as otherwise indicated)	Q1 2005	Change	Q1 2006
Average sales volumes:			
Natural gas (Mcf/d)	121,452	(3,767)	**117,685**
Oil and natural gas liquids (Bbl/d)	4,950	40	**4,990**
Total (Boe/d)	25,192	(587)	**24,605**
Average prices before realized financial instruments and transportation:			
Natural gas ($/Mcf)	7.46	1.72	**9.18**
Oil and natural gas liquids ($/Bbl)	54.77	8.61	**63.38**
Average prices after realized financial instruments but before transportation:			
Natural gas ($/Mcf)	7.23	1.89	**9.12**
Oil and natural gas liquids ($/Bbl)	55.37	8.39	**63.76**
Petroleum and natural gas sales			
Natural gas	81,569	15,703	**97,272**
Oil and natural gas liquids	24,399	4,068	**28,467**
	105,968	19,771	**125,739**
Loss (gain) on financial instruments[1]	17,221	(47,000)	**(29,779)**
Royalties	25,269	6,672	**31,941**
Operating costs	16,123	3,806	**19,929**
Transportation costs	4,805	(305)	**4,500**
Depletion and depreciation	35,699	(7,344)	**28,355**
General and administrative expenses	6,053	(3,752)	**2,301**
Interest	2,526	(567)	**1,959**
Exploration expenditures	4,007	3,779	**7,786**
Other expenditures (net of other income)	17,983	(17,360)	**623**
Taxes	(7,649)	7,649	**—**
Net earnings (loss)	(16,069)	74,193	**58,124**

(1) See Risk Management section.

Petroleum and Natural Gas Sales – In comparison to the first quarter of 2005 natural gas sales increased by $18.8 million due to higher average sales prices but this was partially offset by the impact of lower sales volumes of approximately $3.1 million. Natural gas sales volumes were lower due mainly to delayed tie-in of production additions, and temporarily shut-in production from scheduled workovers and plant turnarounds. Oil and natural gas liquid sales increased by $3.8 million and $0.2 million due to higher average sales prices and slightly higher sales volumes, respectively.

Royalties – The increase in royalties in 2006 was the result of increased petroleum and natural gas sales as noted above. As a percentage of petroleum and natural gas sales, royalties averaged 25.4 percent for the first quarter of 2006 as compared to 23.8 percent for the same quarter of 2005. The increase in royalties as a percentage of petroleum and natural gas sales was due primarily to the price received by the Trust changing in relation to the reference price on which royalties are calculated.

Operating Costs – The increase in operating costs is attributable mainly to repairs and maintenance costs incurred during the first quarter of 2006 for plant turnarounds, workovers and line breaks. On a per unit basis, operating costs increased to $9.00/Boe in the first quarter of 2006 from $7.11/Boe in the same quarter of 2005, reflecting significant increases in the cost of goods and services in the energy sector and the costs described above. Delays in bringing on production additions from the winter drilling program also contributed to the increase in operating costs on a per Boe basis. When behind pipe production is brought on stream, Trilogy anticipates that operating costs per Boe will trend lower.

Transportation Costs – The decrease in transportation cost is mainly the result of lower sales volume during the current quarter. On a per unit of sales volume basis, transportation costs were lower at $2.03/Boe for the first quarter of 2006 compared to $2.12/Boe for the same quarter in 2005. Trilogy was able to reduce fixed transportation costs through the assignment of certain fixed contractual commitments to a third party towards the latter part of 2005. The four percent reduction in transportation costs per Boe for the first quarter of 2006 versus the first quarter of 2005, reflects the benefit of this initiative.

Depletion and Depreciation Expense – Depletion and depreciation expense decreased by 20.5 percent in the first quarter of 2006 compared to the same quarter in 2005. During 2005, the Trust added reserves at a lower average cost and this, combined with the downward revision in asset retirement obligation in the fourth quarter of 2005, resulted in a reduction in the depletion and depreciation rate per Boe. On a per unit of product sales volume basis, depletion and depreciation is down from $15.75/Boe in the first quarter of 2005 to $12.80/Boe for the first quarter of 2006. On an aggregate basis, depletion and depreciation expense was lower due to lower production during the quarter combined with the reduced depletion and depreciation rate.

General and Administrative Expenses – General and administrative expenses decreased due mainly to the recording (on a carve-out basis from Paramount) of stock-based compensation expense of $2.3 million in the first quarter of 2005 compared to a unit-based compensation recovery of $0.1 million recognized in the first quarter of the current year. There was a recovery of unit-based compensation in the first quarter of 2006 mainly as a result of the decline in the market price of the Trust's units from December 31, 2005 relative to the valuation of the accrued compensation expense associated with the Trust's unit appreciation plan as at March 31, 2006.

Interest Expense – Interest also decreased due mainly to the lower interest rates on Trilogy's Canadian dollar denominated borrowing effective April 1, 2005. Prior to April 1, 2005, interest expense was recognized in the consolidated statements of earnings based on a deemed debt balance attributable to the Trust Assets using Paramount's borrowing rates, which were higher due to its U.S. dollar denominated debt.

Exploration Expenditures – Exploration expenditures consist of lease rentals, dry holes and geological and geophysical costs. Exploration expenditures increased in the first quarter of 2006 compared to the same quarter of 2005 due mainly to higher dry hole costs.

Other Expenditures – Other expenditures consist mainly of accretion on asset retirement obligations, loss on sale of property, plant and equipment, other income and, for the three months ended March 31, 2005, non-recurring allocated expenditures such as premium on debt exchange and foreign exchange gain (loss) recorded on a carve-out basis from Paramount.

Taxes – No amounts in respect of taxes have been recorded since the Trust owned the assets (see Income Taxes section). Prior to April 1, 2005, the liability method was used to calculate future taxes.

FIRST QUARTER 2006 VS. FOURTH QUARTER 2005

(thousands of dollars except as otherwise indicated)	Q4 2005	Change	Q1 2006
Average sales volumes			
Natural gas (Mcf/d)	115,697	1,988	**117,685**
Oil and natural gas liquids (Bbl/d)	4,826	164	**4,990**
Total (Boe/d)	24,109	496	**24,605**
Average prices before realized financial instruments and transportation:			
Natural gas ($/Mcf)	12.05	(2.87)	**9.18**
Oil and natural gas liquids ($/Bbl)	71.38	(8.00)	**63.38**
Average prices after realized financial instruments and before transportation:			
Natural gas ($/Mcf)	10.97	(1.85)	**9.12**
Oil and natural gas liquids ($/Bbl)	69.20	(5.44)	**63.76**
Petroleum and natural gas sales			
Natural gas	128,242	(30,970)	**97,272**
Oil and natural gas liquids	31,691	(3,224)	**28,467**
	159,933	(34,194)	**125,739**
Gain on financial instruments [1]	(23,870)	(5,909)	**(29,779)**
Royalties	38,641	(6,700)	**31,941**
Operating costs	16,751	3,178	**19,929**
Transportation costs	4,689	(189)	**4,500**
Depletion and depreciation	27,320	1,035	**28,355**
General and administrative expenses	4,377	(2,076)	**2,301**
Interest	2,642	(683)	**1,959**
Exploration expenditures	1,373	6,413	**7,786**
Other expenditures (net of other income)	334	289	**623**
Net earnings	87,676	(29,552)	**58,124**

(1) See Risk Management section.

Petroleum and Natural Gas Sales – Natural gas sales decreased by approximately $30.5 million and $0.5 million due to lower average sales prices and lower total sales volume, respectively. Oil and natural gas liquids sales also decreased by $3.5 million due to lower average sales prices, offset by an increase of $0.3 million as a result of slightly higher sales volume.

Royalties – The decrease in royalties was due mainly to the decrease in petroleum and natural gas sales as noted above. As a percentage of petroleum and natural gas sales, royalties averaged 25 percent for the first quarter of 2006 as compared to 24 percent for the fourth quarter of 2005.

Operating Costs – The increase in operating costs is attributable mainly to repairs and maintenance costs incurred during the first quarter of 2006 for plant turnarounds, workovers and line breaks. On a per unit basis, operating costs increased to $9.00/Boe in the first quarter of 2006 from $7.55/Boe in the fourth quarter of 2005, reflecting increases in the cost of goods and services in the energy sector and the costs described above.

Transportation Costs – The decrease in transportation costs is primarily the result of the reduction in fixed transportation costs through the assignment of a fixed contractual commitment to a thrid party in November 2005. This is also the main reason why transportation costs per unit of sales volume were lower at $2.03/Boe for the first quarter of 2006 compared to $2.11/Boe for the fourth quarter of 2005.

Depletion and Depreciation Expense – Depletion and depreciation expense increased slightly by 3.8 percent due mainly to a higher capital asset base. On a per unit of sales volume basis, depletion and depreciation is up to $12.80/Boe in the first quarter of 2006 from $12.32/Boe in the fourth quarter 2005.

General and Administrative Expenses – General and administrative expenses excluding non-cash unit-based compensation were relatively consistent during the first quarter of 2006 and fourth quarter of 2005 at $2.4 million and $2.3 million, respectively. Total general and administrative expenses (including non-cash unit-based compensation) decreased during the first quarter of 2006 due mainly

to the decline in accrued compensation associated with the Trust's unit-based compensation plans. The decline in the market price of the Trust Unit from December 31, 2005 to March 31, 2006 resulted in a unit-based compensation recovery of $0.1 million for the first quarter of 2006 as compared to the unit-based compensation expense of $1.8 million for the fourth quarter of 2005.

Interest Expense – Interest also decreased due mainly to the reduction of the average debt balance as a result of the Trust's equity offering on December 31, 2005. A significant portion of the proceeds from such equity offering was applied against the Trust's outstanding debt balance.

Exploration Expenditures –Exploration expenditures increased in the first quarter of 2006 compared to the fourth quarter of 2005 due mainly to higher dry hole costs.

RISK MANAGEMENT

To protect cash flows against commodity price volatility, the Trust utilizes, from time to time, forward commodity price contracts that require financial settlement between counterparties. The financial instruments program is generally for periods of less than one year and would not exceed 50 percent of Trilogy's forecasted annual production volumes.

The Trust had forward financial commodity sales contracts outstanding as at March 31, 2006 as disclosed in the interim consolidated financial statements.

The Trust follows the requirements set out in Accounting Guideline ("AcG") 13 – Hedging Relationships and Emerging Issues Committee Abstract 128 – Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments issued by the Canadian Institute of Chartered Accountants. According to these requirements, financial instruments that do not qualify as hedges under AcG 13 or are not designated as hedges are recorded in the consolidated balance sheets as either an asset or a liability, with changes in fair value recorded in net earnings. The Trust has elected not to designate any of its financial instruments as hedges and accordingly, has used mark-to-market accounting for these instruments.

The change in the fair value of outstanding financial instruments is presented as 'unrealized gain (loss) on financial instruments' in the consolidated statements of earnings. Gains or losses arising from monthly settlement with counterparties are presented as 'realized gain (loss) on financial instruments.' The amounts of unrealized and realized gain (loss) on financial instruments during the periods are as follows:

	Three Months Ended	
(thousands of dollars)	**March 31, 2006**	**December 31, 2005**
Realized loss on financial instruments	**(522)**	(12,390)
Unrealized gain on financial instruments	**30,301**	36,260
Total gain on financial instruments	**29,779**	23,870

Mark-to-market accounting of financial instruments causes significant fluctuations in gain (loss) on financial instruments due to the volatility of energy commodity prices.

Under a services agreement described under the Related Party Transactions section, Paramount performs marketing functions on behalf of the Trust. The Trust is exposed to credit risk from financial instruments to the extent of non-performance by third parties. Credit risks associated with possible non-performance by financial instrument counterparties are minimized by entering into contracts with only highly rated counterparties and third party credit risk is controlled with credit approvals, limits on exposures to any one counterparty, and monitoring procedures.

Production is sold to a variety of purchasers under normal industry sale and payment terms. The Trust's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

The Trust is also exposed to fluctuations in interest rates relative to its bank credit facilities as discussed later in this MD&A.

QUARTERLY FINANCIAL INFORMATION

(thousands of dollars except per unit amounts)	First Quarter 2006	Fourth Quarter 2005	Third Quarter 2005	Second Quarter 2005
Net revenue	**123,833**	145,643	67,637	80,928
Net earnings (loss)	**58,124**	87,675	(2,529)	17,370
Earnings (loss) per Trust Unit [2]				
Basic	**0.68**	1.11	(0.03)	0.22
Diluted	**0.68**	1.11	(0.03)	0.22

(thousands of dollars except per unit amounts)	First Quarter 2005[1]	Fourth Quarter 2004[1]	Third Quarter 2004[1]	Second Quarter 2004[1]
Net revenue	63,478	94,891	76,869	52,483
Net earnings (loss)	(16,069)	(5,478)	17,041	6,002
Earnings (loss) per Trust Unit [2]				
Basic	(0.20)	(0.07)	0.22	0.08
Diluted	(0.20)	(0.07)	0.22	0.08

(1) The quarterly financial information prior to the 2nd quarter of 2005 was prepared on a carve-out basis from Paramount as the Trust did not own the Trust Assets prior to April 1, 2005.

(2) Earnings (loss) per unit presented for all periods prior to the fourth quarter 2005 are based on the weighted average number of outstanding Trust Units of 79,133,395 at April 1, 2005.

Please refer to Results of Operations for the change from the fourth quarter of 2005 to the first quarter of 2006.

Total net revenue and net earnings fluctuated from quarter to quarter during the last three quarters of 2005 due mainly to the unrealized gains or losses on financial instruments. There was an unrealized financial instrument gain of $36.3 million for the fourth quarter 2005, unrealized financial instrument loss of $29.0 million for the third quarter of 2005 and unrealized financial instrument loss of $6.8 million for the second quarter 2005.

Total net revenue for the first quarter of 2005 declined from the fourth quarter of 2004 as a result mainly of the realized and unrealized loss on financial instruments of $17.2 million in the first quarter of 2005 compared to a gain of $15.8 million in the fourth quarter of 2004. This change also contributed to the increase in net loss from the fourth quarter of 2004 to the first quarter of 2005. In addition, a debt exchange premium expense of $15.8 million was recorded on a carve-out basis during the first quarter of 2005.

Total revenue increased consistently from quarter to quarter in 2004 as energy commodity prices continued to increase. In addition, the property acquisitions described above increased production volumes in the third and fourth quarters of 2004 contributing to significant increases in total revenue during those periods. There was a resulting net loss during the fourth quarter of 2004 despite a significant increase in total revenue due mainly to the recording (on a carve-out basis) of stock-based compensation expense of $23.7 million. Paramount recorded a stock option liability using the intrinsic value method to account for stock options as at December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

(thousands of dollars)	March 31, 2006	December 31, 2005
Working capital deficit	**54,976**	75,302
Long-term debt	**180,535**	108,375
Unit-based compensation liability – long-term portion	**2,950**	2,876
Net debt (including long-term portion of Unit-based compensation	**238,461**	186,553
Unitholders' equity	**579,279**	462,365
Total	**817,740**	648,918

WORKING CAPITAL

The decrease in the working capital deficit from $75.3 million as at December 31, 2005 to $55.0 million as at March 31, 2006 is due mainly to the decline in distributions payable from $68.1 million as at December 31, 2005 to $22.9 million as at March 31, 2006 which was primarily funded from operating resources. The distributions payable at December 31, 2005 was significantly higher due to the special distribution of $0.55 per Trust Unit declared in December 2005. The decrease in working capital was partially offset by the inclusion of the working capital deficiency of $5.5 million on the acquisition of Redsky and increased accrued capital expenditures.

The Trust's working capital deficiency is funded by cash flows from operations and draw downs from the Trust's credit facility.

LONG-TERM DEBT

Effective March 31, 2006 the revolving nature of Trilogy's credit facility was extended for a further year. The size of Trilogy's credit facility is based on, among other things, the value of Trilogy's petroleum and natural gas assets. Bank debt outstanding as at March 31, 2006 was $180.5 million.

UNIT-BASED COMPENSATION LIABILITY

Unit-based compensation liability represents the accrued compensation expense relating to the unit appreciation plan discussed in the interim consolidated financial statements. This liability is the estimated appreciation value of outstanding unit appreciation rights as at the balance sheet dates, which consists of the appreciation value of vested unit rights and amortized appreciation value of unvested unit rights over the vesting period. This amount is periodically revalued with respect to outstanding unit rights due to the fluctuation in the market price of Trust Units and the decrease in the elapsed period of unvested unit rights.

CONTRACTUAL OBLIGATIONS

There were no significant changes to the Trust's contractual obligations as at December 31, 2005 except for the settlement of expired and the signing of new commodity contracts as disclosed in the interim consolidated financial statements. In addition, the Trust has entered into a drilling contract with a service provider which is effective for the period April 1, 2006 through March 31, 2008. Trilogy's total commitment under this contract is approximately $3.8 million per year with a maximum take or pay commitment of approximately $1.8 million per year.

TRUST UNITS

On March 31, 2006, the Trust completed the acquisition of all of the shares of Redsky for a consideration of 6,500,000 Trust Units pursuant to a plan of arrangement. The acquisition was valued at $19.03 per Trust Unit issued, before Trust Unit issuance costs (estimated at $0.7 million). It is anticipated that the acquisition of Redsky will increase production to approximately 27,000 Boe/d for the remaining period of 2006.

As at March 31, 2006 and May 9, 2006, the Trust had 91,633,395 Trust Units outstanding.

FUNDS FLOW FROM OPERATIONS AND CASH DISTRIBUTIONS

	Three Months Ended March 31	
(thousands of dollars except where stated otherwise)	**2006**	**2005**
Cash flows from (used in) operating activities	**94,490**	(4,241)
Net changes in operating working capital	**(30,170)**	48,249
Funds flow from operations	**64,320**	44,008
Distributions declared [1]	**65,476**	—
Distribution payout percentage	**102%**	—

(1) Distributions to unitholders commenced only after the transfer of the Trust Assets to the Trust on April 1, 2005.

Funds flow from operations increased from the first quarter of 2005 to the same quarter of the current year due mainly to the increase in commodity prices as discussed in the Results of Operations section. The amount of future funds flow from operations is highly sensitive to changes in commodity prices, interest rates and other factors as described in the Outlook and Sensitivity Analysis section of this MD&A.

Trilogy's approach is to maximize the distribution of distributable earnings to Unitholders. The amount of distributions in the future is highly dependent upon the amount of funds flow to be generated from operations. Please refer to the Income Taxes section of this MD&A for the taxability of the Trust and its Unitholders.

CAPITAL EXPENDITURES

(thousands of dollars)	Three Months Ended March 31 2006	2005
Land	**5,871**	2,641
Geological and geophysical	**808**	1,209
Drilling	**55,307**	35,006
Production equipment and facilities	**13,541**	14,785
Exploration and development expenditures	**75,527**	53,641
Proceeds received from property dispositions	**—**	(85)
Other	**79**	554
Net capital expenditures [1]	**75,606**	54,110

(1) Excluding the non-cash acquisition of Redsky through the issuance of 6,500,000 Trust Units

Exploration and development expenditures increased from the first quarter of 2005 to the same quarter of the current year due primarily to the increase in development activities and to the rising costs of services.

WELLS DRILLED

(number of wells)	2006		2005	
	Gross[1]	**Net[2]**	Gross[1]	Net[2]
Natural gas	**37**	**30.5**	27	24.9
Oil	**—**	**—**	3	2.0
Dry	**3**	**3.0**	3	1.5
Total	**40**	**33.5**	33	28.4

Three Months Ended March 31

(1) "Gross" wells means the number of wells in which Trilogy has a working interest or a royalty interest that may be converted into a working interest

(2) "Net" wells means the aggregate number of wells obtained by multiplying each gross well by Trilogy's percentage of working interest.

INCOME TAXES

Each year the Trust is required to file an income tax return and any otherwise taxable income of the Trust is allocated to Unitholders. Income of the Trust that has been paid or is payable to Unitholders, whether in cash, additional Trust Units or otherwise, will be deductible by the Trust in computing its income for tax purposes.

Future income taxes arise from differences between the accounting and tax basis of the operating entities' assets and liabilities. In our current structure, payments are made between the operating entities and the Trust, ultimately transferring any current income tax liabilities to the Unitholders. The tax-efficient structure of the Trust should minimize any income taxes being payable in the Trust or other direct/indirect subsidiaries of the Trust, and as such, no current or future income tax liabilities have been recognized in the financial statements. However, the determination of the Trust and its direct/indirect subsidiaries income and other tax liabilities require interpretation of complex laws and regulations over multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time.

As at March 31, 2006, tax pools were estimated to be $152 million for tangibles and $156 million for intangibles.

CANADIAN TAXPAYERS

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and accordingly, Trust Units are qualified investments for Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and Deferred Profit Sharing Plans (subject to the specific provisions of any of these particular plans). To the best of our knowledge, Trilogy's foreign ownership level currently is approximated to be 13 percent. The Trust will continue to monitor the progress of any legislative changes to maintain its mutual fund trust status.

A Unitholder generally will be required to include in computing income for their particular taxation year, such portion of the net income of the Trust for a taxation year, including net realized taxable capital gains paid or payable to the Unitholder in that particular taxation year, whether received in cash, additional Trust Units or otherwise. An investor's adjusted cost basis ("ACB") in a Trust Unit generally equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent a Unitholder's ACB is reduced below zero, such amount will be deemed to be a capital gain to the Unitholder and the Unitholder's ACB will be nil.

U.S. TAXPAYERS

Distributions paid out of the Trust's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividend income. Distributions in excess of current and accumulated earnings and profits will be a tax-free recovery of basis to the extent of the United States holder's adjusted tax basis in the Trust Units and any remaining amount of distributions will generally be subject to tax as a capital gain. Dividends on Trust Units will generally be foreign sourced income for foreign tax credit limitation purposes and will not be eligible for a dividends received deduction.

Certain dividends received by United States individuals from a qualified foreign corporation (such as Trilogy) are subject to a maximum U.S. federal income tax rate of 15 percent. The United States Treasury Department has identified the Canada/United States Income Tax Treaty as a qualifying treaty. The result is that the Trust should be considered a qualified foreign corporation. To qualify for the reduced rate of taxation on dividends, a holder must satisfy certain requirements with respect to their Trust Units.

Unitholders in the United States are advised to seek tax and legal advice from their professional advisors.

RELATED PARTY TRANSACTIONS

As described in more detail in the Trust's interim consolidated financial statements for the three months ended March 31, 2006, the following is a summary of the Trust's transactions with related parties:

- Paramount Resources, a wholly-owned subsidiary of Paramount (which owns 16.4 percent of the outstanding Trust Units at March 31, 2006), provides administrative and operating services to the Trust and its subsidiaries, pursuant to an agreement dated April 1, 2005, to assist Trilogy Energy Ltd. in carrying out its duties and obligations as general partner of Trilogy Energy LP and as the administrator of the Trust and Trilogy Holding Trust. The amount of expenses billed by Paramount Resources for such services was $0.6 million for the three months ended March 31, 2006. The parties have extended the terms of this agreement until March 31, 2007.
- In addition, the Trust and Paramount also had transactions with each other arising from normal business activities, including a Crown royalty deposit claim of $5.5 million which when refunded to Paramount will be collected by the Trust.

The net amount due from Paramount arising from the above related party transactions as at March 31, 2006 was $4.4 million.

The Trust also had distributions payable to Paramount amounting to $3.8 million at March 31, 2006.

OUTLOOK AND SENSITIVITY ANALYSIS

The Trust's earnings and funds flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond the control of the Trust. Volatility in commodity prices creates uncertainty as to the Trust's cash flow and capital expenditure budget. The Trust will assess results throughout the

year and revise estimates as necessary to reflect current information. The analysis below reflects the magnitude of the sensitivities on the Trust's funds flow for the remaining nine months ending December 31, 2006 using the following base assumptions:

Average Production	
Natural gas	129,000 Mcf/d
Crude oil/liquids	5,500 Bbl/d
Average Prices	
Natural gas	Cdn$7.60/Mcf
Crude oil/liquids	U.S.$65.50/Bbl
Exchange rate (U.S.$/Cdn$)	$0.86

The estimated impact on funds flow of variations in production, prices, interest and exchange rates for the remaining nine months ending December 31, 2006 is as follows:

Sensitivity	**Estimated Effect on Annual Cash Flow** (millions of dollars)
Natural gas price change of $0.10/Mcf	2.1
Oil and natural gas liquids price change of U.S.$1.00/Bbl (WTI)	0.4
U.S. dollar to Canadian dollar exchange rate fluctuation of $0.01	2.5
Average interest rate change of 1%	1.8

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Trust's consolidated financial statements, which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Trilogy bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The critical accounting estimates that are inherent in the preparation of the Trust's consolidated financial statements and notes thereto are discussed in the consolidated financial statements for the nine months ended December 31, 2005. In addition, the following critical accounting estimate was used during the quarter ended March 31, 2006.

PURCHASE PRICE ALLOCATION

Corporate acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets and liabilities acquired based on their fair value, as estimated by management at the time of acquisition. The excess of the purchase price over the fair value represents goodwill. In order to estimate fair values, management has to make various assumptions including in relation to commodity prices and discount rates. Differences from these estimates may impact the future financial statements of the Trust.

RECENT ACCOUNTING PRONOUNCEMENT

FINANCIAL INSTRUMENTS, OTHER COMPREHENSIVE INCOME AND EQUITY

The Canadian Institute of Chartered Accountants (the "CICA") has issued a new standard that sets out comprehensive requirements for recognition and measurement of financial instruments. Under this new standard, an entity would recognize a financial asset or liability only when the entity becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, the measurement of financial assets would vary depending on the category of the asset: financial assets held for trading (at fair value with the unrealized gains and losses on assets recorded in income), held-to-maturity investments (at amortized cost), loans and receivables (at amortized cost), and available-for-sale financial assets (at fair value with the unrealized gains and losses on assets recorded in comprehensive income). Financial liabilities held for trading would be subsequently measured at fair value while all other financial liabilities would be subsequently measured at amortized cost using the effective interest method.

In conjunction with the new standard on financial instruments as discussed above, a new standard on reporting and presentation of comprehensive income has also been issued. A statement of comprehensive income would be included in a full set of financial statements for both interim and annual periods under this new standard. Comprehensive income is defined as the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. The new statement would present net income and each component to be recognized in other comprehensive income. Likewise, the CICA has adopted a new standard on equity that would require the separate presentation of: the components of equity (retained earnings, accumulated other comprehensive income, the total of retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves); and the changes in equity arising from each of these components of equity.

These new standards are expected to be effective for Trilogy for the year ending December 31, 2007.

RISKS AND UNCERTAINTIES

Entities involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. Trilogy's performance is influenced by commodity pricing, transportation and marketing constraints and government regulation and taxation.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Trilogy utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of the Trust's natural gas sales are priced to U.S. markets, the Canada/U.S. exchange rate can strongly affect revenue.

Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a U.S. benchmark price, variations in the Canada/ U.S. exchange rate further impact the price received by Trilogy for its oil.

The Trust's access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Trilogy intends to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.

The oil and gas industry is subject to extensive controls, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. Trilogy has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with all regulations and is able to respond to changes as they occur.

Trilogy's operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. The Trust attempts to minimize these

risks using prudent safety programs and risk management, including insurance coverage against potential losses.

The Trust recognizes that the industry is faced with an increasing awareness of the environmental impact of oil and gas operations. Trilogy has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on the Trust's operations; however, the cost of complying with environmental regulations is increasing. Trilogy intends to ensure continued compliance with environmental legislation.

ADVISORIES

FORWARD-LOOKING STATEMENTS AND ESTIMATES

Certain statements included in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document include but are not limited to capital expenditures, business strategy and objectives, net revenue, future production levels, development plans and the timing thereof, operating and other costs, royalty rates etc.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this document, assumptions have been made regarding, among other things:

- the ability of Trilogy to obtain equipment, services and supplies in a timely manner to carry out its activities;
- the ability of Trilogy to market oil and natural gas successfully to current and new customers;
- the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
- the timely receipt of required regulatory approvals;
- the ability of Trilogy to obtain financing on acceptable terms;
- currency, exchange and interest rates; and
- future oil and gas prices.

Although Trilogy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Trilogy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Trilogy and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

- the ability of management to execute its business plan;
- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- risks and uncertainties involving geology of oil and gas deposits;
- risks inherent in Trilogy's marketing operations, including credit risk;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

- Trilogy's ability to enter into or renew leases;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing;
- the ability of Trilogy to add production and reserves through development and exploration activities;
- general economic and business conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- uncertainty in amounts and timing of royalty payments;
- risks associated with existing and potential future law suits and regulatory actions against Trilogy; and
- other risks and uncertainties described elsewhere in this document or in Trilogy's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Trilogy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

NON-GAAP MEASURES

In this document, Trilogy uses the term "funds flow from operations", a non GAAP measure, as an indicator of Trilogy's financial performance. Funds flow from operations does not have a standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures presented by other issuers.

"Funds flow from operations" refers to the cash flows from operating activities before net changes in operating working capital. Management of Trilogy believes that "funds flow from operations" provides useful information to investors as an indicative measure of performance. The most directly comparable measure to "funds flow from operations" calculated in accordance with GAAP is the cash flows from operating activities. "Funds flow from operations" can be reconciled to cash flows from operating activities by adding (deducting) the net change in working capital as shown in the consolidated statements of cash flows.

Investors are cautioned that the Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

NUMERICAL REFERENCES

All references in this document are to Canadian dollars unless otherwise indicated.

This document contains disclosures expressed as "Boe", "MBoe", "Boe/d", "Mcf", "Mcf/d", "MMcf", "MMcf/d", and "Bcf" All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

ADDITIONAL INFORMATION

Trilogy is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN". Additional information about Trilogy, including Trilogy's Annual Information Form, is available at www.sedar.com.



Consolidated Interim Financial Statements (Unaudited)

Consolidated Balance Sheets (Unaudited)

(thousands of dollars)	March 31, 2006	December 31, 2005
ASSETS		
Current Assets		
Accounts receivable	**$ 60,639**	$ 73,001
Due from related party (note 11)	**4,396**	6,439
Financial instruments (note 10)	**29,403**	5,830
Prepaid expenses	**553**	899
	94,991	86,169
Property, plant and equipment (note 4)	**843,031**	672,224
Goodwill	**19,400**	19,400
	$ 957,422	$ 777,793
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 119,544**	$ 78,334
Distributions payable (note 11)	**22,908**	68,107
Unit-based compensation liability (note 9)	**5,024**	5,810
Financial instruments (note 10)	**2,491**	9,220
	149,967	161,471
Long-term debt (note 5)	**180,535**	108,375
Unit-based compensation liability – net of current portion (note 9)	**2,950**	2,876
Asset retirement obligations (note 6)	**44,691**	42,706
	228,176	153,957
Commitments and contingencies (notes 10, 13 and 14)		
Unitholders' equity		
Unitholders' capital (note 7)	**673,839**	550,144
Contributed surplus (note 9)	**1,039**	468
Accumulated earnings	**160,640**	102,516
Accumulated distribution (note 8)	**(256,239)**	(190,763)
	579,279	462,365
	$ 957,422	$ 777,793

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings (Loss) and Accumulated Earnings (Unaudited)

(thousands of dollars except per unit information)	Three Months Ended March 31 2006	2005 (Note 1)
Revenue		
Petroleum and natural gas sales	**$ 125,739**	$ 105,968
Realized loss on financial instruments (note 10)	**(522)**	(2,286)
Unrealized gain (loss) on financial instruments (note 10)	**30,301**	(14,935)
Royalties	**(31,941)**	(25,269)
Other income	**256**	—
Net Revenue	**123,833**	63,478
Expenses		
Operating	**19,929**	16,123
Transportation	**4,500**	4,805
General and administrative (notes 9 and 11)	**2,301**	6,053
Exploration expenditures	**7,786**	4,007
Loss on sale of property, plant and equipment	**—**	22
Accretion on asset retirement obligations (note 6)	**879**	1,665
Depletion and depreciation	**28,355**	35,699
Interest	**1,959**	2,526
Unrealized foreign exchange gain	**—**	(4,224)
Realized foreign exchange loss	**—**	4,710
Premium on debt exchange	**—**	15,810
	65,709	87,196
Earnings before taxes	**58,124**	(23,718)
Taxes (note 12)		
Future income tax recovery	**—**	(8,059)
Large Corporation Tax and other	**—**	410
	—	(7,649)
Net earnings (loss)	**58,124**	(16,069)
Accumulated earnings, beginning of period	**102,516**	—
Loss allocated to net investment by Paramount Resources Ltd.	**—**	16,069
Accumulated earnings, end of period	**$ 160,640**	$ —
Earnings (loss) per Trust Unit (note 7)		
— Basic	**$ 0.68**	$ (0.20)
— Diluted	**$ 0.68**	$ (0.20)

See accompanying notes to consolidated financial statements.

The financial statements for the three months ended March 31, 2005 were prepared on a carve-out basis from Paramount. As described in note 1, these financial statements may not be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity for this period.

Consolidated Statements of Cash Flows (Unaudited)

(thousands of dollars)	Three Months Ended March 31 2006	2005 (Note 1)
Operating activities		
Net earnings (loss)	**$ 58,124**	$ (16,069)
Add (deduct) non-cash and other items:		
Depletion and depreciation	**28,355**	35,699
Accretion on asset retirement obligations	**879**	1,665
Exploration expenditures	**7,487**	3,724
Asset retirement obligation expenditures	**(83)**	(527)
Loss on sale of property, plant and equipment	**—**	22
Non-cash general and administrative (recovery) expenses	**(141)**	1,032
Non-cash (gain) loss on financial instruments	**(30,301)**	14,935
Unrealized foreign exchange gain	**—**	(4,224)
Future income tax recovery	**—**	(8,059)
Premium on debt exchange	**—**	15,810
Funds flow from operations	**64,320**	44,008
Net changes in operating working capital	**30,170**	(48,249)
	94,490	(4,241)
Financing activities		
Credit facility – draws	**352,145**	—
Credit facility – repayments	**(280,781)**	—
Distributions to unitholders	**(110,674)**	—
Net investment by Paramount Resources Ltd.	**—**	18,270
	(39,310)	18,270
Investing activities		
Property, plant and equipment expenditures	**(75,606)**	(54,195)
Proceeds on sale of property, plant and equipment	**—**	85
Change in investing working capital	**13,522**	40,081
	(62,084)	(14,029)
Cash acquired from Redsky Energy Ltd. (note 3)	**6,904**	—
Change in cash / cash, end of period	**$ —**	$ —
Cash interest paid	**$ 2,078**	$ —

See accompanying notes to consolidated financial statements.

The financial statements for the three months ended March 31, 2005 were prepared on a carve-out basis from Paramount. As described in note 1, these financial statements may not be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity for this period.

4. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2006			December 31, 2005		
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	**1,324,867**	**(483,024)**	**841,843**	1,125,973	(454,964)	671,009
Other	**1,502**	**(314)**	**1,188**	1,423	(208)	1,215
	1,326,369	**(483,338)**	**843,031**	1,127,396	(455,172)	672,224

Capital costs associated with non-producing petroleum and natural gas properties totaling approximately $125.7 million as at March 31, 2006 ($72.1 million as at December 31, 2005) are not subject to depletion.

5. LONG-TERM DEBT

At March 31, 2006, the Trust had a $370 million committed credit facility with a syndicate of Canadian banks. Borrowing under the facility bears interest at the lender's prime rate, bankers' acceptance rate or LIBOR, plus an applicable margin dependent on certain conditions. The facilities are available on a revolving basis for a period of at least 364 days and can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for a one year term, at the end of which time amounts drawn down under the facility would be due and payable. Advances drawn on the Trust's facility are secured by a fixed and floating charge over the assets of the Trust. The amount drawn down from the credit facilities totaled $180.5 million as at March 31, 2006. The weighted average interest rate under this facility for the three months ended March 31, 2006 was 4.45%.

The Trust has undrawn letters of credit totaling $9.3 million as at March 31, 2006. These letters of credit reduce the amount available under the Trust's working capital facility.

6. ASSET RETIREMENT OBLIGATIONS

	Three Months Ended March 31, 2006	Nine Months Ended December 31, 2005
Asset retirement obligations, beginning of period	**42,706**	65,076
Liabilities incurred	**594**	1,821
Revisions in estimate	**—**	(26,648)
Liabilities settled	**(83)**	(840)
Accretion expense	**879**	3,297
Redsky acquisition (note 3)	**595**	—
Asset retirement obligations, end of period	**44,691**	42,706

The undiscounted asset retirement obligation at March 31, 2006 is estimated to be $192.7 million (December 31, 2005 - $189.1 million). The Trust's credit-adjusted risk-free rate is 7.875%. These obligations will be settled based on the expected life of the underlying assets, the majority of which are expected to be paid after 10 to 45 years and will be funded from the general resources of the Trust at the time of removal.

The Trust updated the estimate of its asset retirement obligation on October 1, 2005 and made a downward revision of the asset retirement obligation by $26.6 million due mainly to the changes in the timing of the expected abandonment partially offset by upward changes in estimated cost of abandonment. This amount reduced the related cost of the underlying assets.

Notes to Consolidated Financial Statements

March 31, 2006
(tabular amounts expressed in thousand of dollars except per unit information)

1. GENERAL

Trilogy Energy Trust ("Trilogy" or the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated February 25, 2005. The Trust is managed by Trilogy Energy Ltd., the administrator of the Trust. The beneficiaries of the Trust are the holders of Trust Units (the "Unitholders").

The interim consolidated financial statements of Trilogy have been prepared in accordance with Canadian generally accepted accounting principles. The Trust acquired its initial operating assets from Paramount Resources Ltd. ("Paramount") effective April 1, 2005. Accordingly, the comparative financial statements for the three months ended March 31, 2005 present the historic financial position, results of operations and cash flows on a carve-out basis from Paramount as if the Trust had operated as a stand-alone entity subject to Paramount's control prior to April 1, 2005.

As a result of the basis of presentation described above, the comparative financial statements for the three months ended March 31, 2005 may not be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity prior to April 1, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements of the Trust follow the same accounting policies and basis of presentation as the audited consolidated financial statements as at and for the nine months ended December 31, 2005 (the "Audited Financial Statements"). These interim financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles applicable for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Audited Financial Statements.

Trilogy's consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries, Trilogy Holding Trust, Trilogy Energy LP and Trilogy Energy Ltd. In addition, as described in note 3, the consolidated balance sheet at March 31, 2006 includes the acquisition of Redsky Energy Ltd. ("Redsky").

3. ACQUISITION

On March 31, 2006, Trilogy completed the acquisition of all of the shares of Redsky for a consideration of 6,500,000 Trilogy Trust Units pursuant to a plan of arrangement. The financial statements include the assets and liabilities of Redsky as at March 31, 2006.

The acquisition was accounted for using the purchase method. The following table summarizes the preliminary allocation of the purchase price based on the estimated fair value of the net assets acquired:

Net assets acquired:	
Working capital (net of cash of $6.9 million)	(5,461)
Petroleum and natural gas properties	130,451
Asset retirement obligation	(595)
Estimated purchase price	124,395
Consideration:	
Units issued	123,695
Estimated costs	700
Estimated purchase price	124,395

7. UNITHOLDERS' CAPITAL

AUTHORIZED

The authorized capital of the Trust is comprised of an unlimited number of Trust Units and an unlimited number of Special Voting Rights. Compared to the holders of the Trust Units, holders of Special Voting Rights are not entitled to any distributions of any nature from the Trust nor have any beneficial interest in any property or assets of the Trust on termination or winding-up of the Trust.

ISSUED AND OUTSTANDING

No Special Voting Rights have been issued to date. The following is a summary of the changes in the Trust's unitholders' capital for the three months ended March 31, 2006.

	Number of Units	Amount
Balance at December 31, 2005	**85,133,395**	**550,144**
Trust Units issued for the acquisition of Redsky, net of estimated issuance costs (note 3)	**6,500,000**	**123,695**
Balance at March 31, 2006	**91,633,395**	**673,839**

PER TRUST UNIT INFORMATION

The weighted average and fully diluted number of Trust Units for the three months ended March 31, 2006 were 85,205,617 Trust Units and 85,209,863 Trust Units, respectively. Earnings (loss) per Trust Unit for the comparative period were calculated using the weighted average number of Trust Units outstanding as at April 1, 2005.

8. ACCUMULATED DISTRIBUTIONS

	Three Months Ended March 31, 2006	Nine Months Ended December 31, 2005
Balance at beginning of period	**190,763**	—
Distributions declared for the period	**65,476**	190,763
Balance at end of Period	**256,239**	190,763

On April 17, 2006, Trilogy announced that its cash distribution for April 2006 will be $0.25 per Trust Unit. The distribution is payable on May 15, 2006 to unitholders of record on May 1, 2006.

9. UNIT BASED COMPENSATION

UNIT APPRECIATION PLAN

On April 1, 2005, the Trust offered certain employees, officers and directors a unit appreciation arrangement whereby such employees, officers and directors were granted appreciation units entitling the appreciation unitholders to receive cash payments calculated as the excess of the market price over the exercise price per appreciation unit on the exercise date. The exercise price per appreciation unit shall be reduced by the aggregate unit distributions paid or payable on the Trust Units to unitholders of record from the grant date to the exercise date. The appreciation units vest at subsequent anniversary dates with a termination date of December 15, 2008. A continuity of the unit appreciation rights for the three months ended March 31, 2006 and nine months ended December 31, 2005 is as follows:

	Three Months Ended March 31, 2006		Nine Months Ended December 31, 2005	
	Exercise Price	No. of Unit Rights	Exercise Price	No. of Unit Rights
Balance at beginning of period	$ 7.76	1,306,000	—	—
Granted	—	—	$ 10.11	1,319,000
Exercised	$ 7.76	(750)	$ 8.81	(13,000)
Cancelled	$ 7.76	(9,000)	—	—
Balance at end of period	$ 7.01	1,296,250	$ 7.76	1,306,000
Unit rights exercisable end of period	$ 7.01	229,250	$ 7.76	230,000

A compensation recovery of $0.7 million relating to the unit appreciation plan has been recognized in earnings for the three months ended March 31, 2006 (nine months ended December 31, 2005 - $8.9 million compensation expense), resulting from the mark-to-market valuation of the related unit-based compensation liability.

PROPOSED UNIT OPTION PLAN

Subject to approval by the unitholders, the Trust will implement a long-term incentive plan that will award unit options to eligible directors, officers and employees. It is anticipated that a total of 898,000 options with a weighted average strike price of $18.35 would have been granted under the option plan as at March 31, 2006. The majority of these options will vest in 2009 and 2010, and expire on April 30, 2011. No options are exercisable as at March 31, 2006.

The Trust has accounted for its proposed unit option plan using the fair value method and has recorded a compensation expense of $0.2 million for the three months ended March 31, 2006 (nine months ended December 31, 2005 – nil), with a corresponding credit to contributed surplus. The weighted average fair value of the options that would have been granted was $2.24 per unit and was determined under the binomial model using the following key assumptions:

Risk-free interest rate — 3.90%
Expected life — 4.5 years
Expected volatility — 30.00%
Expected distributions — 14.00%

NON-RECIPROCAL AWARDS TO TRUST EMPLOYEES

The Trust also recognized compensation expense of $0.4 million for the three months ended March 31, 2006 (nine months ended December 31, 2005 - $0.5 million) with respect to the non-reciprocal awards of stock options to Trust employees made by Paramount. This amount was also credited to contributed surplus.

10. FINANCIAL INSTRUMENTS

FINANCIAL SALES CONTRACTS

The Trust utilizes, from time to time, forward commodity price contracts that require financial settlements between counterparties. At March 31, 2006, the Trust has outstanding financial forward arrangements as follows:

	Quantity	Price		Term
Sales Contracts				
AECO Costless Collar	20,000 GJ/d	$ 9.00	Floor	
		$12.50	Ceiling	April 2006 – October 2006
AECO Fixed Price	10,000 GJ/d	$10.65		April 2006 – October 2006
AECO Fixed Price	10,000 GJ/d	$10.75		April 2006 – October 2006
AECO Fixed Price	10,000 GJ/d	$ 7.96		April 2006 – October 2006
NYMEX Fixed Price	10,000 MMBtu/d	$10.14	US	November 2006 – March 2007
NYMEX Fixed Price	10,000 MMBtu/d	$10.37	US	November 2006 – March 2007
WTI Fixed Price	1,000 Bbl/d	$66.04	US	February 2006 – December 2006
WTI Fixed Price	1,000 Bbl/d	$65.64	US	February 2006 – December 2006
WTI Fixed Price	1,000 Bbl/d	$68.05	US	February 2006 – December 2006
WTI Fixed Price	1,000 Bbl/d	$68.02	US	February 2006 – December 2006

The Trust elected not to designate the above financial instruments as hedges and therefore has recognized the fair value of these financial instruments on the balance sheet. The estimated fair values of these financial instruments are based on quoted prices or, in their absence, third-party market indications and forecasts. The fair values of forward financial contracts recognized as at the balance sheet dates are as follows:

	March 31, 2006	**December 31, 2005**
Financial instrument asset	**29,403**	5,830
Financial instrument liability	**(2,491)**	(9,220)
Net financial instrument asset (liability)	**26,912**	(3,390)

The changes in the fair value associated with the above financial instruments are recorded as unrealized gain or loss on financial instruments in the statement of earnings. Gains or losses arising from monthly settlement with counterparties are recognized as realized gain or loss in the statement of earnings.

CREDIT AND INTEREST RATE RISKS

Under a service agreement described in note 11, Paramount carries out marketing functions on behalf of the Trust. The Trust is exposed to credit risk from financial instruments to the extent of non-performance by third parties. Credit risks associated with possible non-performance by financial instrument counterparties are minimized by entering into contracts with only highly rated counterparties and third party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures.

Production is sold to a variety of purchasers under normal industry sale and payment terms. The Trust's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

The Trust is also exposed to fluctuations in interest rates relative to its credit facilities as disclosed in note 5.

11. RELATED PARTY TRANSACTIONS

Paramount is a unitholder of the Trust. On April 1, 2005, Paramount Resources, a wholly-owned subsidiary of Paramount, entered into a service agreement with the Trust's subsidiary and administrator (Trilogy Energy Ltd.) whereby Paramount Resources will provide administrative and operating services to the Trust and its subsidiaries to assist Trilogy Energy Ltd. in carrying out its duties and obligations as general partner of Trilogy Energy LP and as the administrator of the Trust and Trilogy Holding Trust. Under this agreement, Paramount Resources shall be reimbursed at cost for all expenses it incurs in providing the services to the Trust and its subsidiaries. The agreement was initially in effect until March 31, 2006 and was extended until March 31, 2007, but may be terminated by either party with at least six months written notice. The amount of expenses billed by Paramount Resources as management fees under this agreement was $0.6 million for the three months ended March 31, 2006 (nine months ended December 31, 2005 - $4.2 million). This amount is included as part of the general and administrative expenses in the Trust's consolidated statement of earnings. The Trust had an outstanding payable to Paramount at March 31, 2006 of $0.6 million (December 31, 2005 - $0.6 million) arising from this transaction.

Corporate Information

OFFICERS

J. H. T. Riddell
President and Chief Executive Officer

B. K. Lee
Chief Financial Officer

C. E. Morin
Corporate Secretary

J. B. Williams
Chief Operating Officer

DIRECTORS

C. H. Riddell
Non Executive Chairman of the Board
Calgary, Alberta

J. H. T. Riddell
President and Chief Executive Officer
Calgary, Alberta

M. H. Dilger
Vice President, Business Development
Pembina Pipeline Corporation
Calgary, Alberta

R.M. MacDonald
Independent Businessman
Calgary, Alberta

E.M. Shier
Partner Heenan Blaikie LLP
Calgary, Alberta

D.F. Textor
Portfolio Manager,
Dorset Management Corporation,
Member, Knott Partners Management LLC
Locust Valley, New York

J.G. Williams
Independent Businessman
Calgary, Alberta

HEAD OFFICE

4100, 350 7th Avenue SW
Calgary, Alberta
Canada T2P 3N9

Telephone: (403) 290-2900
Facsimile: (403) 263-8915
www.trilogyenergy.com

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

BANKERS

Bank of Montreal
Calgary, Alberta
The Bank of Nova Scotia
Calgary, Alberta
Canadian Imperial Bank of Commerce
Calgary, Alberta
Royal Bank of Canada
Calgary, Alberta
ATB Financial
Calgary, Alberta

CONSULTING ENGINEERS

Paddock Lindstrom and Associates
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Canada
Calgary, Alberta
Toronto, Ontario

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
"TET.UN"

designed and produced by nonfiction studios inc.

Trilogy Energy LP and Paramount entered into a Call on Production Agreement on March 29, 2005 whereby Paramount had the right to purchase all or any portion of Trilogy Energy LP's available gas production at a price no less favorable than the price Paramount will receive on the resale of the natural gas to a gas marketing limited partnership. The Call on Production Agreement was terminated by both parties on November 30, 2005. Trilogy Energy LP sold 8,490,542 GJs of natural gas to Paramount for approximately $70.3 million for the period ended December 31, 2005 under this agreement. The Trust had no outstanding receivable from Paramount at March 31, 2006 (December 31, 2005 - $1.5 million) arising from this transaction.

In addition, the Trust and Paramount also had transactions with each other arising from normal business activities, including a Crown royalty deposit claim of $5.5 million which when refunded to Paramount will be collected by the Trust.

The net amount due from Paramount arising from the above related party transactions as at March 31, 2006 was $4.4 million (December 31, 2005 - $6.4 million).

Trilogy also had distributions payable to Paramount of $3.8 million as at March 31, 2006.

12. INCOME TAXES

No provision for income taxes has been made by the Trust since the transfer of the Trust Assets to the Trust on April 1, 2005. The income taxes for the three months ended March 31, 2005 were calculated on a carve-out basis from Paramount.

13. COMMITMENTS

In addition to the commitments disclosed in the Audited Financial Statements and the commitments on the financial instrument contracts disclosed in notes 10 and 14, the Trust has entered into a drilling contract with a service provider which is effective April 1, 2006 through March 31, 2008. Trilogy's total commitment under this contract is approximately $3.8 million per year with a maximum take or pay commitment of approximately $1.8 million per year.

14. SUBSEQUENT EVENTS

The Trust entered into the following financial contracts subsequent to March 31, 2006:

	Quantity	Price	Term
Sales Contracts			
NYMEX Fixed Price	10,000 MMBtu/d	$11.165US	November 2006 – March 2007
Purchase Contract			
AECO Fixed Price	20,000 GJ/d	$5.985	June 2006 – November 2006

TRILOGY

ENERGY TRUST

4100, 350 7th AVENUE SW
CALGARY ALBERTA
CANADA T2P 3N9

TELEPHONE: (403) 290-2900
FACSIMILE: (403) 263-8915

WWW.TRILOGYENERGY.COM

Trilogy Energy Trust

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") provides the details of the financial condition and results of operations of Trilogy Energy Trust ("Trilogy" or the "Trust") as at and for the three months ended March 31, 2006, and should be read in conjunction with the Trust's interim consolidated financial statements as at and for the three months ended March 31, 2006, and the consolidated financial statements as at and for the nine months ended December 31, 2005. The consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A includes the historical information on financial condition and results of operations on a carve-out basis from Paramount Resources Ltd. ("Paramount") as if the Trust had operated as a stand-alone entity subject to Paramount's control prior to April 1, 2005. Commencing April 1, 2005, Trilogy holds the Trust Assets, with the earnings from April 1, 2005 being retained until distributed by the Trust. The historical information pertaining to the periods prior to April 1, 2005 may not necessarily be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity for such periods.

Readers are also cautioned of the advisories on forward-looking statements, estimates, non-GAAP measures and numerical references which can be found towards the end of this MD&A. This MD&A is dated, and was prepared using currently available information as of, May 9, 2006.

FORMATION AND STRUCTURE OF TRILOGY

Pursuant to the plan of arrangement involving Paramount and its shareholders and optionholders as described in the Information Circular of Paramount dated February 28, 2005 (the "Plan of Arrangement"), the Trust acquired certain properties from Paramount effective April 1, 2005. These assets (the "Trust Assets") are located in the Kaybob and Marten Creek areas of Alberta. Through the Plan of Arrangement, shareholders of Paramount received in exchange for each of their common shares, one new common share of Paramount and one unit of the Trust ("Trust Unit"). At closing, shareholders of Paramount owned 81 percent of the issued and outstanding Trust Units with the remaining 19 percent (16.4 percent at March 31, 2006) of the issued and outstanding Trust Units being held by Paramount.

Trilogy, through a wholly-owned holding trust (Trilogy Holding Trust or the "Holding Trust"), indirectly owns the Trust Assets through an operating limited partnership (Trilogy Energy LP or the "Limited Partnership"). Another wholly-owned subsidiary of the Trust, Trilogy Energy Ltd., acts as the general partner (the "General Partner") of the Limited Partnership and as administrator to Trilogy and the Holding Trust. As discussed below, Trilogy acquired Redsky Energy Ltd. ("Redsky") on March 31, 2006.

CURRENT QUARTER HIGHLIGHTS

- Trilogy completed the acquisition of all the outstanding shares of Redsky on March 31, 2006 for consideration of $124.4 million and therefore no revenues and expenses of Redsky are included in Trilogy's results for the first quarter of 2006. This acquisition is expected to increase average production levels to 27,000 Boe/d for the remaining period of 2006.
- Total production for the first quarter of 2006 averaged 24,605 Boe/d, a two percent increase over average production for the fourth quarter of 2005 of 24,109 Boe/d.
- The unfavorable change in gas prices decreased funds flow from operations to $64.3 million for the first quarter of 2006 compared to $82.1 million for the fourth quarter of 2005, a change of 22 percent.
- Capital expenditures totaled $75.6 million for the first quarter of 2006 and 40 gross wells were drilled.
- Distributions declared to unitholders for the first quarter of 2006 amounted to $65.5 million.

RESULTS OF OPERATIONS

First Quarter 2006 vs. First Quarter 2005

(thousand dollars except as otherwise indicated)	Q1 2005	Change	Q1 2006
Average sales volumes:			
Natural gas (Mcf/d)	121,452	(3,767)	117,685
Oil and natural gas liquids (Bbl/d)	4,950	40	4,990
Total (Boe/d)	25,192	(587)	24,605
Average prices before realized financial instruments and transportation:			
Natural gas ($/Mcf)	7.46	1.72	9.18
Oil and natural gas liquids ($/Bbl)	54.77	8.61	63.38
Average prices after realized financial instruments but before transportation:			
Natural gas ($/Mcf)	7.23	1.89	9.12
Oil and natural gas liquids ($/Bbl)	55.37	8.39	63.76
Petroleum and natural gas sales:			
Natural gas	81,569	15,703	97,272
Oil and natural gas liquids	24,399	4,068	28,467
	105,968	19,771	125,739
Loss (gain) on financial instruments[1]	17,221	(47,000)	(29,779)
Royalties	25,269	6,672	31,941
Operating costs	16,123	3,806	19,929
Transportation costs	4,805	(305)	4,500
Depletion and depreciation	35,699	(7,344)	28,355
General and administrative expenses	6,053	(3,752)	2,301
Interest	2,526	(567)	1,959
Exploration expenditures	4,007	3,779	7,786
Other expenditures (net of other income)	17,983	(17,360)	623
Taxes	(7,649)	7,649	—
Net earnings (loss)	(16,069)	74,193	58,124

[1]See Risk Management section.

Petroleum and Natural Gas Sales – In comparison to the first quarter of 2005 natural gas sales increased by $18.8 million due to higher average sales prices but this was partially offset by the impact of lower sales volumes of approximately $3.1 million. Natural gas sales volumes were lower due mainly to delayed tie-in of production additions, and temporarily shut-in production from scheduled workovers and plant turnarounds. Oil and natural gas liquid sales increased by $3.8 million and $0.2 million due to higher average sales prices and slightly higher sales volumes, respectively.

Royalties – The increase in royalties in 2006 was the result of increased petroleum and natural gas sales as noted above. As a percentage of petroleum and natural gas sales, royalties averaged 25.4 percent for the first quarter of 2006 as compared to 23.8 percent for the same quarter of 2005. The increase in royalties as a percentage of petroleum and natural gas sales was due primarily to the price received by the Trust changing in relation to the reference price on which royalties are calculated.

Operating Costs – The increase in operating costs is attributable mainly to repairs and maintenance costs incurred during the first quarter of 2006 for plant turnarounds, workovers and line breaks. On a per unit basis, operating costs increased to $9.00/Boe in the first quarter of 2006 from $7.11/Boe in the same quarter of 2005, reflecting significant increases in the cost of goods and services in the energy sector and the costs described above. Delays in bringing on production additions from the winter drilling program also contributed to the increase in operating costs on a per Boe basis. When behind pipe production is brought on stream, Trilogy anticipates that operating costs per Boe will trend lower.

Transportation Costs – The decrease in transportation cost is mainly the result of lower sales volume during the current quarter. On a per unit of sales volume basis, transportation costs were lower at $2.03/Boe for the first quarter of 2006 compared to $2.12/Boe for the same quarter in 2005. Trilogy was able to reduce fixed transportation costs through the assignment of certain fixed contractual commitments to a third party towards the latter part of 2005. The four percent reduction in transportation costs per Boe for the first quarter of 2006 versus the first quarter of 2005, reflects the benefit of this initiative.

Depletion and Depreciation Expense – Depletion and depreciation expense decreased by 20.5 percent in the first quarter of 2006 compared to the same quarter in 2005. During 2005, the Trust added reserves at a lower average cost and this, combined with the downward revision in asset retirement obligation in the fourth quarter of 2005, resulted in a reduction in the depletion and depreciation rate per Boe. On a per unit of product sales volume basis, depletion and depreciation is down from $15.75/Boe in the first quarter of 2005 to $12.80/Boe for the first quarter of 2006. On an aggregate basis, depletion and depreciation expense was lower due to lower production during the quarter combined with the reduced depletion and depreciation rate.

General and Administrative Expenses – General and administrative expenses decreased due mainly to the recording (on a carve-out basis from Paramount) of stock-based compensation expense of $2.3 million in the first quarter of 2005 compared to a unit-based compensation recovery of $0.1 million recognized in the first quarter of the current year. There was a recovery of unit-based compensation in the first quarter of 2006 mainly as a result of the decline in the market price of the Trust's units from December 31, 2005 relative to the valuation of the accrued compensation expense associated with the Trust's unit appreciation plan as at March 31, 2006.

Interest Expense – Interest also decreased due mainly to the lower interest rates on Trilogy's Canadian dollar denominated borrowing effective April 1, 2005. Prior to April 1, 2005, interest expense was recognized in the consolidated statements of earnings based on a deemed debt balance attributable to the Trust Assets using Paramount's borrowing rates, which were higher due to its U.S. dollar denominated debt.

Exploration Expenditures – Exploration expenditures consist of lease rentals, dry holes and geological and geophysical costs. Exploration expenditures increased in the first quarter of 2006 compared to the same quarter of 2005 due mainly to higher dry hole costs.

Other Expenditures – Other expenditures consist mainly of accretion on asset retirement obligations, loss on sale of property, plant and equipment, other income and, for the three months ended March 31, 2005, non-recurring allocated expenditures such as premium on debt exchange and foreign exchange gain (loss) recorded on a carve-out basis from Paramount.

Taxes – No amounts in respect of taxes have been recorded since the Trust owned the assets (see Income Taxes section). Prior to April 1, 2005, the liability method was used to calculate future taxes.

First Quarter 2006 vs. Fourth Quarter 2005

(thousand dollars except as otherwise indicated)	Q4 2005	Change	Q1 2006
Average sales volumes:			
Natural gas (Mcf/d)	115,697	1,988	117,685
Oil and natural gas liquids (Bbl/d)	4,826	164	4,990
Total (Boe/d)	24,109	496	24,605
Average prices before realized financial instruments and transportation:			
Natural gas ($/Mcf)	12.05	(2.87)	9.18
Oil and natural gas liquids ($/Bbl)	71.38	(8.00)	63.38
Average prices after realized financial instruments and before transportation :			
Natural gas ($/Mcf)	10.97	(1.85)	9.12
Oil and natural gas liquids ($/Bbl)	69.20	(5.44)	63.76
Petroleum and natural gas sales:			
Natural gas	128,242	(30,970)	97,272
Oil and natural gas liquids	31,691	(3,224)	28,467
	159,933	(34,194)	125,739
Gain on financial instruments[1]	(23,870)	(5,909)	(29,779)
Royalties	38,641	(6,700)	31,941
Operating costs	16,751	3,178	19,929
Transportation costs	4,689	(189)	4,500
Depletion and depreciation	27,320	1,035	28,355
General and administrative expenses	4,377	(2,076)	2,301
Interest	2,642	(683)	1,959
Exploration expenditures	1,373	6,413	7,786
Other expenditures (net of other income)	334	289	623
Net earnings	87,676	(29,552)	58,124

[1]See Risk Management section.

Petroleum and Natural Gas Sales – Natural gas sales decreased by approximately $30.5 million and $0.5 million due to lower average sales prices and lower total sales volume, respectively. Oil and natural gas liquids sales also decreased by $3.5 million due to lower average sales prices, offset by an increase of $0.3 million as a result of slightly higher sales volume.

Royalties – The decrease in royalties was due mainly to the decrease in petroleum and natural gas sales as noted above. As a percentage of petroleum and natural gas sales, royalties averaged 25 percent for the first quarter of 2006 as compared to 24 percent for the fourth quarter of 2005.

Operating Costs – The increase in operating costs is attributable mainly to repairs and maintenance costs incurred during the first quarter of 2006 for plant turnarounds, workovers and line breaks. On a per unit basis, operating costs increased to $9.00/Boe in the first quarter of 2006 from $7.55/Boe in the fourth quarter of 2005, reflecting increases in the cost of goods and services in the energy sector and the costs described above.

Transportation Costs – The decrease in transportation costs is primarily the result of the reduction in fixed transportation costs through the assignment of a fixed contractual commitment to a third party in November 2005. This is also the main reason why transportation costs per unit of sales volume were lower at $2.03/Boe for the first quarter of 2006 compared to $2.11/Boe for the fourth quarter of 2005.

Depletion and Depreciation Expense – Depletion and depreciation expense increased slightly by 3.8 percent due mainly to a higher capital asset base. On a per unit of sales volume basis, depletion and depreciation is up to $12.80/Boe in the first quarter of 2006 from $12.32/Boe in the fourth quarter 2005.

General and Administrative Expenses – General and administrative expenses excluding non-cash unit-based compensation were relatively consistent during the first quarter of 2006 and fourth quarter of 2005 at $2.4 million and $2.5 million, respectively. Total general and administrative expenses (including non-cash unit-based compensation) decreased during the first quarter of 2006 due mainly to the decline in accrued compensation associated with the Trust's unit-based compensation plans. The decline in the market price of the Trust Unit from December 31, 2005 to March 31, 2006 resulted in a unit-based compensation recovery of $0.1 million for the first quarter of 2006 as compared to the unit-based compensation expense of $1.8 million for the fourth quarter of 2005.

Interest Expense – Interest also decreased due mainly to the reduction of average debt balance as a result of the Trust's equity offering on December 31, 2005. A significant portion of the proceeds from such equity offering was applied against the Trust outstanding debt balance.

Exploration Expenditures –Exploration expenditures increased in the first quarter of 2006 compared to the fourth quarter of 2005 due mainly to higher dry hole costs.

RISK MANAGEMENT

To protect cash flows against commodity price volatility, the Trust utilizes, from time to time, forward commodity price contracts that require financial settlement between counterparties. The financial instruments program is generally for periods of less than one year and would not exceed 50 percent of Trilogy's current production volumes.

The Trust had forward financial commodity sales contracts outstanding as at March 31, 2006 as disclosed in the interim consolidated financial statements.

The Trust follows the requirements set out in Accounting Guideline ("AcG") 13 – Hedging Relationships and Emerging Issues Committee Abstract 128 – Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments issued by the Canadian Institute of Chartered Accountants. According to these requirements, financial instruments that do not qualify as hedges under AcG 13 or are not designated as hedges are recorded in the consolidated balance sheets as either an asset or a liability, with changes in fair value recorded in net earnings. The Trust has elected not to designate any of its financial instruments as hedges and accordingly, has used mark-to-market accounting for these instruments.

The change in the fair value of outstanding financial instruments is presented as 'unrealized gain (loss) on financial instruments' in the consolidated statements of earnings. Gains or losses arising from monthly settlement with counterparties are presented as 'realized gain (loss) on financial instruments.' The amounts of unrealized and realized gain (loss) on financial instruments during the periods are as follows:

	Three Months Ended	
(thousand dollars)	March 31, 2006	December 31, 2005
Realized loss on financial instruments	(522)	(12,390)
Unrealized gain on financial instruments	30,301	36,260
Total gain on financial instruments	29,779	23,870

Mark-to-market accounting of financial instruments causes significant fluctuations in gain (loss) on financial instruments due to the volatility of energy commodity prices.

Under a services agreement described under the Related Party Transactions section, Paramount performs marketing functions on behalf of the Trust. The Trust is exposed to credit risk from financial instruments to the extent of non-performance by third parties. Credit risks associated with possible non-performance by financial instrument counterparties are minimized by entering into contracts with only highly rated counterparties and third party credit risk is controlled with credit approvals, limits on exposures to any one counterparty, and monitoring procedures.

Production is sold to a variety of purchasers under normal industry sale and payment terms. The Trust's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

The Trust is also exposed to fluctuations in interest rates relative to its bank credit facilities as discussed later in this MD&A.

QUARTERLY FINANCIAL INFORMATION

(thousand dollars except per unit amounts)	First Quarter 2006	Fourth Quarter 2005	Third Quarter 2005	Second Quarter 2005
Net revenue	123,833	145,643	67,637	80,928
Net earnings (loss)	58,124	87,675	(2,529)	17,370
Earnings (loss) per Trust Unit[2]				
Basic	0.68	1.11	(0.03)	0.22
Diluted	0.68	1.11	(0.03)	0.22

(thousand dollars except per unit amounts)	First Quarter 2005[1]	Fourth Quarter 2004[1]	Third Quarter 2004[1]	Second Quarter 2004[1]
Net revenue	63,478	94,891	76,869	52,483
Net earnings (loss)	(16,069)	(5,478)	17,041	6,002
Earnings (loss) per Trust Unit[2]				
Basic	(0.20)	(0.07)	0.22	0.08
Diluted	(0.20)	(0.07)	0.22	0.08

[1] The quarterly financial information prior to the 2nd quarter of 2005 was prepared on a carve-out basis from Paramount as the Trust did not own the Trust Assets prior to April 1, 2005.

[2] Earnings (loss) per unit presented for all periods prior to the fourth quarter 2005 are based on the outstanding Trust Units of 79,133,395 at April1, 2005.

Please refer to Results of Operations for the change from the fourth quarter of 2005 to the first quarter of 2006.

Total net revenue and net earnings fluctuated from quarter to quarter during the last three quarters of 2005 due mainly to the unrealized gains or losses on financial instruments. There was an unrealized financial instrument gain of $36.3 million for the fourth quarter 2005, unrealized financial instrument loss of $29.0 million for the third quarter of 2005 and unrealized financial instrument loss of $6.8 million for the second quarter 2005.

Total net revenue for the first quarter of 2005 declined from the fourth quarter of 2004 as a result mainly of the realized and unrealized loss on financial instruments of $17.2 million in the first quarter of 2005 compared to a gain of $15.8 million in the fourth quarter of 2004. This change also contributed to the increase in net loss from the fourth quarter of 2004 to the first quarter of 2005. In addition, a debt exchange premium expense of $15.8 million was recorded on a carve-out basis during the first quarter of 2005.

Total revenue increased consistently from quarter to quarter in 2004 as energy commodity prices continued to increase. In addition, the property acquisitions described above increased production volumes in the third and fourth quarters of 2004 contributing to significant increases in total revenue during those periods. There was a resulting net loss during the fourth quarter of 2004 despite a significant increase in total revenue due mainly to the recording (on a carve-out basis) of stock-based compensation expense of $23.7 million. Paramount recorded a stock option liability using the intrinsic value method to account for stock options as at December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

(thousand dollars)	March 31, 2006	December 31, 2005
Working capital deficit	54,976	75,302
Long-term debt	180,535	108,375
Unit-based compensation liability – long-term portion	2,950	2,876
Net debt (including long-term unit-based compensation liability)	238,461	186,553
Unitholders' equity	579,279	462,365
Total	817,740	648,918

Working Capital

The decrease in the working capital deficit from $75.3 million as at December 31, 2005 to $55.0 million as at March 31, 2006 is due mainly to the decline in distributions payable from $68.1 million as at December 31, 2005 to $22.9 million as at March 31, 2006 which was primarily funded from operating resources. The distributions payable at December 31, 2005 was significantly higher due to the special distribution of $0.55 per Trust Unit declared in December 2005. The decrease in working capital was partially offset by the inclusion of the working capital deficiency of $5.5 million on the acquisition of Redsky and increased accrued capital expenditures.

The Trust's working capital deficiency is funded by cash flows from operations and draw downs from the Trust's credit facility.

Long-term Debt

Effective March 31, 2006 the revolving nature of Trilogy's credit facility was extended for a further year. The size of Trilogy's credit facility is based on, among other things, the value of Trilogy's petroleum and natural gas assets. Bank debt outstanding as at March 31, 2006 was $180.5 million.

Unit-based Compensation Liability

Unit-based compensation liability represents the accrued compensation expense relating to the unit appreciation plan discussed in the interim consolidated financial statements. This liability is the estimated appreciation value of outstanding unit appreciation rights as at the balance sheet dates, which consists of the appreciation value of vested unit rights and amortized appreciation value of unvested unit rights over the vesting period. This amount is periodically revalued with respect to outstanding unit rights due to the fluctuation in the market price of Trust Units and the decrease in the elapsed period of unvested unit rights.

Contractual Obligations

There were no significant changes to the Trust's contractual obligations as at December 31, 2005 except for the signing of new commodity contracts as disclosed in the interim consolidated financial statements. In addition, the Trust has entered into a drilling contract with a service provider which is effective for the period April 1, 2006 through March 31, 2008. Trilogy's total commitment under this contract is approximately $3.4 million per year with a maximum take or pay commitment of approximately $1.6 million per year.

Trust Units

On March 31, 2006, the Trust completed the acquisition of all of the shares of Redsky for a consideration of 6,500,000 Trust Units pursuant to a plan of arrangement. The acquisition was valued at $19.03 per Trust Unit issued, before Trust Unit issuance costs (estimated at $0.7 million). It is anticipated that the acquisition of Redsky will increase production to approximately 27,000 Boe/d for the remaining period of 2006.

As at March 31, 2006 and May 9, 2006, the Trust had 91,633,395 Trust Units outstanding.

Funds Flow from Operations and Cash Distributions

	Three Months Ended March 31	
(thousand dollars except where stated otherwise)	2006	2005
Cash flows from (used in) operating activities	94,490	(4,241)
Net changes in operating working capital	(30,170)	48,249
Funds flow from operations	64,320	44,008
Distributions declared[1]	65,676	—
Distribution payout percentage	102%	—

[1]Distributions to unitholders commenced only after the transfer of the Trust Assets to the Trust on April 1, 2005.

Funds flow from operations increased from the first quarter of 2005 to the same quarter of the current year due mainly to the increase in commodity prices as discussed in the Results of Operations section. The amount of future funds flow from operations is highly sensitive to changes in commodity prices, interest rates and other factors as described in the Outlook and Sensitivity Analysis section of this MD&A.

Trilogy's approach is to maximize the distribution of distributable earnings to Unitholders. The amount of distributions in the future is highly dependent upon the amount of funds flow to be generated from operations. Please refer to the Income Taxes section of this MD&A for the taxability of the Trust and its Unitholders.

Capital Expenditures

	Three Months Ended March 31	
(thousand dollars)	2006	2005
Land	5,871	2,641
Geological and geophysical	808	1,209
Drilling	55,307	35,006
Production equipment and facilities	13,541	14,785
Exploration and development expenditures	75,527	53,641
Proceeds received from property dispositions	—	(85)
Other	79	554
Net capital expenditures[1]	75,606	54,110

[1]Excluding the non-cash acquisition of Redsky through the issuance of 6,500,000 Trust Units

Exploration and development expenditures increased from the first quarter of 2005 to the same quarter of the current year due primarily to the increase in development activities and to the rising costs of services.

Wells Drilled

(number of wells)	For the Three Months Ended March 31			
	2006		2005	
	Gross[1]	Net[2]	Gross[1]	Net[2]
Natural gas	37	30.5	27	24.9
Oil	—	—	3	2.0
Dry	3	3.0	3	1.5
Total	40	33.5	33	28.4

[1] "Gross" wells means the number of wells in which Trilogy has a working interest or a royalty interest that may be converted into a working interest

[2] "Net" wells means the aggregate number of wells obtained by multiplying each gross well by Trilogy's percentage of working interest.

INCOME TAXES

Each year the Trust is required to file an income tax return and any otherwise taxable income of the Trust is allocated to Unitholders. Income of the Trust that has been paid or is payable to Unitholders, whether in cash, additional Trust Units or otherwise, will be deductible by the Trust in computing its income for tax purposes.

Future income taxes arise from differences between the accounting and tax basis of the operating entities' assets and liabilities. In our current structure, payments are made between the operating entities and the Trust, ultimately transferring any current income tax liabilities to the Unitholders. The tax-efficient structure of the Trust should minimize any income taxes being payable in the Trust or other direct/indirect subsidiaries of the Trust, and as such, no current or future income tax liabilities have been recognized in the financial statements. However, the determination of the Trust and its direct/indirect subsidiaries income and other tax liabilities require interpretation of complex laws and regulations over multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time.

As at March 31, 2006, tax pools were estimated to be $152 million for tangibles and $156 million for intangibles.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the *Income Tax Act* (Canada) and accordingly, Trust Units are qualified investments for Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and Deferred Profit Sharing Plans (subject to the specific provisions of any of these particular plans). To the best of our knowledge, Trilogy's foreign ownership level currently is approximated to be 13 percent. The Trust will continue to monitor the progress of any legislative changes to maintain its mutual fund trust status.

A Unitholder generally will be required to include in computing income for their particular taxation year, such portion of the net income of the Trust for a taxation year, including net realized taxable capital gains paid or payable to the Unitholder in that particular taxation year, whether received in cash, additional Trust Units or otherwise. An investor's adjusted cost basis ("ACB") in a Trust Unit generally equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent a Unitholder's ACB is reduced below zero, such amount will be deemed to be a capital gain to the Unitholder and the Unitholder's ACB will be nil.

U.S. Taxpayers

Distributions paid out of the Trust's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividend income. Distributions in excess of current and accumulated earnings and profits will be a tax-free recovery of basis to the extent of the United States holder's adjusted tax basis in the Trust Units and any remaining amount of distributions will generally be subject to tax as a capital gain. Dividends on Trust Units will generally be foreign sourced income for foreign tax credit limitation purposes and will not be eligible for a dividends received deduction.

Certain dividends received by United States individuals from a qualified foreign corporation (such as Trilogy) are subject to a maximum U.S. federal income tax rate of 15 percent. The United States Treasury Department has identified the Canada/United States Income Tax Treaty as a qualifying treaty. The result is that the Trust should be considered a qualified foreign corporation. To qualify for the reduced rate of taxation on dividends, a holder must satisfy certain requirements with respect to their Trust Units.

Unitholders in the United States are advised to seek tax and legal advice from their professional advisors.

RELATED PARTY TRANSACTIONS

As described in more detail in the Trust's interim consolidated financial statements for the three months ended March 31, 2006, the following is a summary of the Trust's transactions with related parties:

- Paramount Resources, a wholly-owned subsidiary of Paramount (which owns 16.4 percent of the outstanding Trust Units at March 31, 2006), provides administrative and operating services to the Trust and its subsidiaries, pursuant to an agreement dated April 1, 2005, to assist Trilogy Energy Ltd. in carrying out its duties and obligations as general partner of Trilogy Energy LP and as the administrator of the Trust and Trilogy Holding Trust. The amount of expenses billed by Paramount Resources for such services was $0.6 million for the three months ended March 31, 2006. The parties have extended the terms of this agreement until March 31, 2007.

- In addition, the Trust and Paramount also had transactions with each other arising from normal business activities, including a Crown royalty deposit claim of $5.5 million which when refunded to Paramount will be collected by the Trust.

The net amount due from Paramount arising from the above related party transactions as at March 31, 2006 was $4.4 million.

The Trust also had distributions payable to Paramount amounting to $3.8 million at March 31, 2006.

OUTLOOK AND SENSITIVITY ANALYSIS

The Trust's earnings and funds flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond the control of the Trust. Volatility in commodity prices creates uncertainty as to the Trust's cash flow and capital expenditure budget. The Trust will assess results throughout the year and revise estimates as necessary to reflect current information. The analysis below reflects the magnitude of the sensitivities on the Trust's funds flow for the remaining nine months ending December 31, 2006 using the following base assumptions:

Average Production	
Natural gas	129,000 Mcf/d
Crude oil/liquids	5,500 Bbl/d
Average Prices	
Natural gas	Cdn$7.60/Mcf
Crude oil/liquids	U.S.$65.50/Bbl
Exchange rate (U.S.$/Cdn$)	$0.86

The estimated impact on funds flow of variations in production, prices, interest and exchange rates is as follows:

Sensitivity	Estimated Effect on Cash Flow (million dollars)
Natural gas price change of $0.10/Mcf	2.1
Oil and natural gas liquids price change of U.S.$1.00/Bbl (WTI)	0.4
U.S. dollar to Canadian dollar exchange rate fluctuation of $0.01	2.5
Average interest rate change of 1%	1.8

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Trust's consolidated financial statements, which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Trilogy bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The critical accounting estimates that are inherent in the preparation of the Trust's consolidated financial statements and notes thereto are discussed in the consolidated financial statements for the nine months ended December 31, 2005. In addition, the following critical accounting estimate was used during the quarter ended March 31, 2006.

Purchase Price Allocation

Corporate acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets and liabilities acquired based on their fair value, as estimated by management at the time of acquisition. The excess of the purchase price over the fair value represents goodwill. In order to estimate fair values, management has to make various assumptions including in relation to commodity prices and discount rates. Differences from these estimates may impact the future financial statements of the Trust.

RECENT ACCOUNTING PRONOUNCEMENT

Financial Instruments, Other Comprehensive Income and Equity

The Canadian Institute of Chartered Accountants (the "CICA") has issued a new standard that sets out comprehensive requirements for recognition and measurement of financial instruments. Under this new standard, an entity would recognize a financial asset or liability only when the entity becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, the measurement of financial assets would vary depending on the category of the asset: financial assets held for trading (at fair value with the unrealized gains and losses on assets recorded in income), held-to-maturity investments (at amortized cost), loans and receivables (at amortized cost), and available-for-sale financial assets (at fair value with the unrealized gains and losses on assets recorded in comprehensive income). Financial liabilities held for trading would be subsequently measured at fair value while all other financial liabilities would be subsequently measured at amortized cost using the effective interest method.

In conjunction with the new standard on financial instruments as discussed above, a new standard on reporting and presentation of comprehensive income has also been issued. A statement of comprehensive income would be included in a full set of financial statements for both interim and annual periods under this new standard. Comprehensive income is defined as the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. The new statement would present net

income and each component to be recognized in other comprehensive income. Likewise, the CICA has adopted a new standard on equity that would require the separate presentation of: the components of equity (retained earnings, accumulated other comprehensive income, the total of retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves); and the changes in equity arising from each of these components of equity.

These new standards are expected to be effective for Trilogy for the year ending December 31, 2007.

RISKS AND UNCERTAINTIES

Entities involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. Trilogy's performance is influenced by commodity pricing, transportation and marketing constraints and government regulation and taxation.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Trilogy utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of the Trust's natural gas sales are priced to U.S. markets, the Canada/U.S. exchange rate can strongly affect revenue.

Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a U.S. benchmark price, variations in the Canada/U.S. exchange rate further impact the price received by Trilogy for its oil.

The Trust's access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Trilogy intends to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.

The oil and gas industry is subject to extensive controls, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. Trilogy has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with all regulations and is able to respond to changes as they occur.

Trilogy's operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. The Trust attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.

The Trust recognizes that the industry is faced with an increasing awareness of the environmental impact of oil and gas operations. Trilogy has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on the Trust's operations; however, the cost of complying with environmental regulations is increasing. Trilogy intends to ensure continued compliance with environmental legislation.

ADVISORIES

Forward-looking Statements and Estimates

Certain statements included in this Press Release constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this Press Release include but are not limited to capital expenditures, business strategy and objectives, net revenue, future production levels, development plans and the timing thereof, operating and other costs, royalty rates etc.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this Press Release, assumptions have been made regarding, among other things:

- the ability of Trilogy to obtain equipment, services and supplies in a timely manner to carry out its activities;
- the ability of Trilogy to market oil and natural gas successfully to current and new customers;
- the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
- the timely receipt of required regulatory approvals;
- the ability of Trilogy to obtain financing on acceptable terms;
- currency, exchange and interest rates; and
- future oil and gas prices.

Although Trilogy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Trilogy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Trilogy and described in the forward-looking statements or information These risks and uncertainties include but are not limited to:

- the ability of management to execute its business plan;
- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- risks and uncertainties involving geology of oil and gas deposits;
- risks inherent in Trilogy's marketing operations, including credit risk;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- Trilogy's ability to enter into or renew leases;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing;
- the ability of Trilogy to add production and reserves through development and exploration activities;
- general economic and business conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- uncertainty in amounts and timing of royalty payments;
- risks associated with existing and potential future law suits and regulatory actions against Trilogy; and
- other risks and uncertainties described elsewhere in this document or in Trilogy's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this Press Release are made as of the date hereof and Trilogy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Measures

In this Press Release, Trilogy uses the term "funds flow from operations", a non-GAAP measure, as an indicator of Trilogy's financial performance. Funds flow from operations does not have a standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures presented by other issuers.

"Funds flow from operations" refers to the cash flows from operating activities before net changes in operating working capital. Management of Trilogy believes that "funds flow from operations" provides useful information to investors as an indicative measure of performance. The most directly comparable measure to "funds flow from operations" calculated in accordance with GAAP is the cash flows from operating activities. "Funds flow from operations" can be reconciled to cash flows from operating activities by adding (deducting) the net change in working capital as shown in the consolidated statements of cash flows.

Investors are cautioned that the Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

Numerical References

All references in this MD&A are to Canadian dollars unless otherwise indicated.

This Press Release contains disclosures expressed as "Boe", "MBoe", "Boe/d", "Mcf", "Mcf/d", "MMcf", "MMcf/d", and "Bcf" All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

ADDITIONAL INFORMATION

Trilogy is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN". Additional information about Trilogy, including Trilogy's Annual Information Form, is available at www.sedar.com.

File No. 82-34876


TRILOGY
ENERGY TRUST

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Bernard K. Lee, Chief Financial Officer of Trilogy Energy Ltd., administrator of Trilogy Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trilogy Energy Trust (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 9, 2006

/s/ Bernard K. Lee
Bernard K. Lee
Chief Financial Officer

File No. 82-34876


TRILOGY
ENERGY TRUST

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, James H.T. Riddell, Chief Executive Officer of Trilogy Energy Ltd., administrator of Trilogy Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trilogy Energy Trust (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 9, 2006

/s/ James H.T. Riddell
James H.T. Riddell
Chief Executive Officer


TRILOGY
ENERGY TRUST

Annual and Special Meeting of Unitholders

May 9, 2006

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Matter of Business	Outcome of Vote	Votes By Ballot	
		Votes For	Votes Against
1. The election of the director nominees set forth in the Information Circular of Trilogy Energy Trust (the "Trust") dated March 3, 2006 as directors of Trilogy Energy Ltd. (the "Administrator") to hold office until the close of the next annual meeting of unitholders or until their successors are elected or appointed.	Passed	N/A	
2. The appointment of PriceWaterhouseCoopers LLP as the auditor of the Administrator, Trilogy Holding Trust and Trilogy Energy LP to hold office until the close of the next annual meeting of unitholders.	Passed	N/A	
3. The approval of the adoption of the Trust Unit Option Plan of the Trust and the options granted to date thereunder.	Passed	N/A	
4. A special resolution to approve proposed amendments to the Trust Indenture of the Trust.	Passed	89.21%	10.79%
5. An ordinary resolution to approve proposed amendments to the Trust Indenture of the Trust.	Passed by unitholders after excluding the votes attached to trust units that, to the knowledge of the Administrator, are beneficially owned by, or over which control or direction is exercised by, Paramount Resources Ltd., its controlling shareholder and its directors and officers.	55.69%	44.31%